Federal Signal Q2 2020 Earnings Call July 29, 2020 Jennifer Sherman, President & Chief Executive Officer Ian Hudson, SVP, Chief Financial Officer

Safe Harbor This presentation contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward- looking statements regardless of new developments or otherwise. Statements in this presentation that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: direct and indirect impacts of the coronavirus pandemic and the associated government response, economic conditions in various regions, product and price competition, supply chain disruptions, work stoppages, availability and pricing of raw materials, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission. This presentation also contains references to certain non-GAAP financial information. Such items are reconciled herein and in our earnings news release provided as of the date of this presentation. 2

Introductory CEO Remarks • Profound thanks to employees for their commitment during this uncertain period • Key area of focus has been on the safety and wellbeing of our employees; with that in mind, we were proactive in taking a number of important measures • Our businesses are essential to support critical infrastructure and public safety • Reacted quickly and decisively in response to operational challenges resulting from the pandemic, by adjusting our operating costs and modifying our production schedules • Double-digit sequential improvement in average weekly sales noted in both May and June • Adjusted EBITDA margin in Q2 exceeded high end of target range • Continuing to focus on long-term growth objectives, including new product development and M&A • Issuing our inaugural long-form Sustainability Report later in Q3 3

Q2 Highlights * • Net sales of $270 M vs. $324 M • Operating income of $31.3 M vs. $46.3 M • Adjusted EBITDA of $45.4 M vs. $57.1 M • Adjusted EBITDA margin of 16.8% vs. 17.6% • Above high end of target range • GAAP EPS of $0.35 vs. $0.54 • Adjusted EPS of $0.42 vs. $0.55 • Orders of $201 M vs. $308 M • Backlog of $333 M vs. $348 M * Comparisons versus Q2 of 2019, unless otherwise noted 4

Group and Corporate Results $ millions, except % Q2 2020 Q2 2019 % Change ESG Orders 157.7 253.2 -38% Sales 214.2 267.2 -20% Operating income 28.6 44.8 -36% Operating margin 13.4% 16.8% Adjusted EBITDA 40.9 54.4 -25% Adjusted EBITDA margin 19.1% 20.4% SSG Orders 43.6 54.8 -20% Sales 55.9 57.1 -2% Operating income 10.4 9.5 9% Operating margin 18.6% 16.6% Adjusted EBITDA 11.7 10.3 14% Adjusted EBITDA margin 20.9% 18.0% Corporate expenses 7.7 8.0 -4% Consolidated Orders 201.3 308.0 -35% Sales 270.1 324.3 -17% Operating income 31.3 46.3 -32% Operating margin 11.6% 14.3% Adjusted EBITDA 45.4 57.1 -20% Adjusted EBITDA margin 16.8% 17.6% 5

Consolidated Statement of Operations $ millions, except % and per share Q2 2020 Q2 2019 $ Change % Change Net sales $ 270.1 $ 324.3 $ (54.2) -17% Gross profit 70.3 89.0 (18.7) -21% SEG&A expenses 37.4 41.8 (4.4) -11% Acquisition and integration related expenses 0.3 0.9 (0.6) -67% Restructuring 1.3 - 1.3 NM Operating income 31.3 46.3 (15.0) -32% Interest expense 1.8 2.0 (0.2) -10% Other expense (income), net 2.0 (0.1) 2.1 NM Income tax expense 6.1 11.6 (5.5) -47% Net income 21.4 32.8 (11.4) -35% Diluted EPS $ 0.35 $ 0.54 $ (0.19) -35% Diluted adjusted EPS $ 0.42 $ 0.55 $ (0.13) -24% Gross Ma rgin 26.0% 27.4% SEG&A expenses as a % of net sales 13.8% 12.9% Effective tax rate 22.2% 26.1% 6

Adjusted Earnings per Share

($ in millions)	Three Months Ended June 30, 2020		Three Months Ended June 30, 2019		Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
Net income	$	21.4	$	32.8	$	44.8	$ 50.3
Add:							
Income tax expense		6.1		11.6		13.3	17.5
Income before income taxes		27.5		44.4		58.1	67.8
Add:							
Acquisition and integration-related expenses		0.3		0.9		0.6	1.5
Pension-related charges (1)		2.5		-		2.5	-
Restructuring		1.3		-		1.3	-
Coronavirus-related expenses (2)		1.4		-		1.8	-
Purchase accounting effects (3)		0.1		0.2		0.3	0.3
Adjusted income before income taxes		33.1		45.5		64.6	69.6
Adjusted income tax expense (4)		(7.3)		(11.9)		(14.7)	(17.9)
Adjusted net income	$	25.8	$	33.6	$	49.9	$ 51.7
Diluted EPS	$	0.35	$	0.54	$	0.73	$ 0.82
Adjusted diluted EPS	$	0.42	$	0.55	$	0.81	$ 0.84

(1) Pension-related charges in the three and six months ended June 30, 2020 relate to charges incurred in connection with the withdrawal from a multiemployer pension plan. Such charges are included as a component of Other expense (income), net on the Condensed Consolidated Statement of Operations.

(2) Coronavirus-related expenses in the three and six months ended June 30, 2020 relate to direct expenses incurred in connection with the Company's response to the coronavirus pandemic, that are incremental to, and separable from, normal operations. Such expenses primarily relate to incremental paid time off provided to employees and costs incurred to implement enhanced workplace safety protocols.

(3) Purchase accounting effects relate to adjustments to exclude the step-up in the valuation of acquired JJE equipment that was sold subsequent to the acquisition in the three and six months ended June 30, 2020 and 2019, as well as to exclude the depreciation of the step-up in the valuation of the rental fleet acquired.

(4) Adjusted income tax expense for the three and six months ended June 30, 2020 and 2019 was recomputed after excluding the impact of acquisition and integration-related expenses, pension-related charges, restructuring activity, coronavirus-related expenses and purchase accounting effects, where applicable.

FEDERAL SIGNAL

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Financial Strength and Flexibility *

Strong capital structure	• Cash and cash equivalents of $73.6 M • Paid down ~$36 M of debt in Q2; $245 M of total debt outstanding • Net debt of ~$171 M ** • In July 2019, we executed a five-year, $500 M revolving credit facility, with flexibility to increase by additional $250 M for acquisitions • No debt maturities until July 2024 • Net debt leverage remains low, essentially unchanged from end of 2019 • Compliant with all covenants with significant headroom
Healthy cash flow and access to cash	• Generated ~$60 M of cash from operations in Q2 this year, up $25 M, or 73%, from Q2 last year • Cash flow to date in July has met expectations, with no material change in customer delinquencies or bad debts • Completed acquisition of PWE during Q2 for $6.2 M • ~$245 M of availability under revolving credit facility
Cash returns to stockholders	• Paid $4.9 M for dividends; recently declared $0.08 per share dividend for Q3 2020 • No shares repurchases during Q2; ~$91 M of repurchase authorization remaining under current programs (~5% of market cap)

FEDERAL SIGNAL

** Dollar amounts as of, or for the quarter ending 6/30/2020*

*** Net debt is a non-GAAP measure and is computed as total debt of $244.6 M, less total cash and cash equivalents of $73.6 M*

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CEO Remarks Factors which provide confidence to reinstate 2020 outlook and support long-term growth: • Aim to consistently operate within target EBITDA margin ranges • Demonstrated ability to manage costs, invoke contingency plans and optimize production • Healthy backlog and improving order intake with weekly average orders in May and June up, sequentially, by 16% and 24%, respectively • Continued solid aftermarket demand/SSG performance • Diversification of public revenue sources • Potential infrastructure bill • Strong cash flow generation and disciplined capital management 9

Reinstating 2020 Guidance

Adjusted EPS* for 2020 expected to be in a range of $1.53 to $1.65

Key Assumptions

- No significant COVID-related disruptions for the duration of the year
- Depreciation and amortization expense to increase by ~$3 M to $5 M vs. 2019
- Capital expenditures of $30 M to $35 M
- Interest rate of ~3%
- Full-year effective income tax rate of ~25%
- ~62 M weighted average shares outstanding

* Adjusted earnings per share ("EPS") is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. When reporting adjusted EPS in 2020, we have made, and would expect to continue to make, certain adjustments to exclude the impact of acquisition and integration-related expenses, pension-related charges, restructuring activity, coronavirus-related expenses and purchase accounting effects, where applicable. In prior years, we have also made adjustments to GAAP net income and diluted EPS for hearing loss settlement charges and special tax items. Should any similar items occur in 2020, we would also expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL

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Federal Signal Q2 2020 Earnings Call Q&A July 29, 2020 Jennifer Sherman, President & Chief Executive Officer Ian Hudson, SVP, Chief Financial Officer 11

Investor Information Stock Ticker - NYSE:FSS Company website: federalsignal.com/investors HEADQUARTERS 1415 West 22nd Street, Suite 1100 Oak Brook, IL 60523 INVESTOR RELATIONS CONTACTS 630-954-2000 Ian Hudson Svetlana Vinokur SVP, Chief Financial Officer VP, Treasurer and Corporate Development IHudson@federalsignal.com SVinokur@federalsignal.com 12

Federal Signal Q2 2020 Earnings Call Appendix 13

Consolidated Adjusted EBITDA $ millions, except % Q2 2020 Q2 2019 Net income $ 21.4 $ 32.8 Add: Interest expense 1.8 2.0 Acquisition and integration-related expenses 0.3 0.9 Restructuring 1.3 - Coronavirus-related expenses 1.4 - Purchase accounting effects * 0.0 0.1 Other expense (income), net 2.0 (0.1) Income tax expense 6.1 11.6 Depreciation and amortization 11.1 9.8 Consolidated adjusted EBITDA $ 45.4 $ 57.1 Net Sales $ 270.1 $ 324.3 Consolidated adjusted EBITDA margin 16.8% 17.6% * Excludes purchase accounting expense effects included within depreciation and amortization of $0.1 million and $0.1 million for the three months ended June 30, 2020 and 2019, respectively 14

Segment Adjusted EBITDA ESG $ millions, except % Q2 2020 Q2 2019 Operating Income $ 28.6 $ 44.8 Add: Acquisition and integration-related expenses 0.1 0.6 Restructuring 0.7 - Coronavirus-related expenses 1.3 - Purchase accounting effects * 0.0 0.1 Depreciation and amortization 10.2 8.9 Adjusted EBITDA $ 40.9 $ 54.4 Net Sales $ 214.2 $ 267.2 Adjusted EBITDA margin 19.1% 20.4% * Excludes purchase accounting expense effects included within depreciation and amortization of $0.1 million and $0.1 million for the three months ended June 30, 2020 and 2019, respectively SSG $ millions, except % Q2 2020 Q2 2019 Operating Income $ 10.4 $ 9.5 Add: Restructuring 0.3 - Coronavirus-related expenses 0.1 - Depreciation and amortization 0.9 0.8 Adjusted EBITDA $ 11.7 $ 10.3 Net Sales $ 55.9 $ 57.1 Adjusted EBITDA margin 20.9% 18.0% 15

Non-GAAP Measures • Adjusted net income and earnings per share (“EPS”) - The Company believes that modifying its 2020 and 2019 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improves the comparability of results between reporting periods. During the three and six months ended June 30, 2020 and 2019, adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of acquisition and integration-related expenses, pension-related charges, restructuring activity, coronavirus-related expenses and purchase accounting effects, where applicable. • Adjusted EBITDA and adjusted EBITDA margin - The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance. Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin. • Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related expenses, coronavirus-related expenses, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense divided by net sales for the applicable period(s). • Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment. 16